Consent of Independent Registered Public Accounting Firm

To the Committee and Participants of

The Prudential Variable Contract Account-11:

We consent to the incorporation by reference in the registration statement (Nos. 811-03422 and 002-76581) on Form N-3, of our report dated February 26, 2008 on the statement of net assets of The Prudential Variable Contract Account-11 (hereafter referred to as the “Account”) as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended, which report appears in the December 31, 2007 annual report on Form N-CSR of the Account.

We also consent to the reference to our firm under the heading “Financial Statements” in the Statement of Additional Information.

KPMG LLP

New York, New York
April 29, 2008